Mark Selinger

Tel 212.801.9221

Fax 212.801.6400

Mark.Selinger@gtlaw.com

October 31, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark Brunhofer Sharon Blume Eric Envall Sonia Bednarowski

Re:	INX Limited
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed May 1, 2023
Form 6-K
Filed August 15, 2023
File No. 000-56429

Dear Mr. Brunhofer:

On behalf of INX Ltd. (the “Company” or “INX”), we are writing to submit the Company’s responses to comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission,” or the “SEC”) dated September 1, 2023, relating to the above referenced Form 20-F for the fiscal year ended December 31, 2022 and Form 6-K filed by the Company on August 15, 2023 (File No. 000-56429). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Form 20-F for the Fiscal Year Ended December 31, 2022

Risks Related to Blockchain Assets

Each blockchain network, including the Ethereum network, is dependent, page 8

1.	We note your disclosure here that you “are issuing the INX Token, an ERC20 blockchain asset” and your disclosure in the section titled “The INX Token” on page 60 where you identify INX Token as “an ERC-1404 blockchain asset.” In future filings, please revise your disclosure to clarify the type of asset that the INX Tokens are.

Response:

The Company respectfully acknowledges the Staff’s comment, and intends to include the following disclosure in its Annual Report on Form 20-F:

The INX Token operates on the ERC-1404 blockchain standard, a modified version of ERC-20 that introduces two additional functions:

1.	Detect Transfer Restrictions: This feature allows for the identification of transfer restrictions, providing enhanced security and compliance; and
2.	Human-Readable Error Messages: ERC-1404 enhances user experience by offering clear and understandable error messages when a transfer is likely to fail.

Furthermore, ERC-1404’s compatibility with existing wallets and exchanges designed for ERC-20 simplifies integration, making it convenient for a wide range of users and platforms.

Adding crypto assets to, or removing from our platform, page 15

2.	Please tell us whether you continue to list MATIC or any other crypto assets that the Commission has identified as securities. Also revise the first risk factor on page 14 to address the risk of having listed MATIC on your platform or advise.

Response:

In response to the Staff’s comment, the Company respectfully notes that, with respect to the Company’s INXS platform, as soon as the Commission or any other applicable regulatory authority or a court, having final determinative authority, determines that a supported crypto asset is a security, the Company promptly initiates the delisting process, rendering it unavailable on the platform, as it has already done with MATIC, SAND, and other crypto-assets, which are no longer listed on its platform.

In addition, the Company intends to revise the following language in the risk factor, as follows:

With respect to the Company’s INXD platform, “if the Company fails to properly characterize a digital asset listed for trading under applicable securities laws, it may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect the business, operating results, and its financial condition.

There can be no assurances that we have properly characterized in the past, or that we will properly characterize in the future, any given crypto asset as a security or non-security for purposes of determining whether our platform will support trading of the crypto asset, or that the SEC, foreign regulatory authority, or a court, if the question was presented to it, would agree with our assessment. If an applicable regulatory authority or a court, having final determinative authority on the subject, were to determine that a supported crypto asset that was previously offered, sold, or traded on our INX Digital platform, or that is currently offered, sold, or traded on our INX Digital platform, is a security, we could be subject to judicial or administrative sanctions for failing to offer or sell the crypto asset in compliance with the registration or exemption requirements. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Customers that traded such supported crypto assets on our platform and suffered trading losses could also seek to rescind a transaction that we facilitated on the basis that it was conducted in violation of applicable law, which could subject us to significant liability. Furthermore, if we remove any crypto assets from trading on our platform for any reason, our decision may be unpopular with users and may reduce our ability to attract and retain customers, especially if such assets remain traded on unregulated exchanges, which includes many of our competitors.

Further, if Bitcoin, Ethereum, or any other crypto asset that we are either currently supporting, or that we supported in the past, is deemed to be a security under any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such supported crypto asset. For instance, all transactions in such supported crypto assets would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Moreover, the networks on which such supported crypto assets are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the crypto asset. Also, it may make it difficult for such supported crypto assets to be traded, cleared, and held in custody as compared to other crypto assets that are not considered to be securities.”

3.	In future filings, please revise this section to include a discussion regarding the adding or removing of crypto assets to INXS in addition to your discussion of adding or removing crypto assets to INXD.

Response:

The Company respectfully acknowledges the Staff’s comment, and intends to include the following disclosure in its Annual Report on Form 20-F:

The Company has established a proactive internal procedure for the delisting and removal of assets from its INXS platform. When a coin or token no longer meets our compliance and/or listing standards due to variety of reasons including, changes in the industry or other pertinent considerations, our compliance department, and the commercial team, to the extent required, undertake a comprehensive review, which may lead to the delisting of the relevant asset(s). We believe that this process reflects best practices and serves to safeguard both the Company and its users and customers.

During the review conducted by the compliance department, several factors are taken into account. While this list is not exhaustive, it provides insight into some of the key considerations:

●	Commitment of the Team to the Project
●	Level and Quality of Development Activity
●	Trading Volume and Liquidity
●	Stability and Security of the Network Against Attacks
●	Network and Smart Contract Stability
●	Nature and Level of Public Communication
●	Responsiveness to Periodic Due Diligence Requests
●	Evidence of Unethical, Fraudulent Conduct, or Negligence
●	Contribution to a Healthy and Sustainable Crypto Ecosystem
●	Relevance to Recent Regulatory Developments

During 2023, we decided to delist and cease trading the following tokens:

●	MATIC
●	LINK
●	MANA
●	YFI
●	COMP
●	SAND

All relevant trading pairs, including those associated with the above-mentioned tokens, have been removed from our trading platform.”

Our securities business exposes us to capital requirements and regulatory risk, page 22

4.	In future filings, please clarify if you are affiliated with any registered broker-dealers other than INX Securities, LLC.

Response:

The Company respectfully acknowledges the Staff’s comment, and intends to include the following disclosure in its Annual Report on Form 20-F:

“The Company is not affiliated with any other registered broker-dealer other than INX Securities, LLC.”

We accept certain cryptocurrencies as fees for services, page 30

5.	We note your disclosure that you accept certain crypto assets as fees for services and your reference to your fee schedule (https://www.inx.co/fee-schedules/) for further information. In future periodic reports, in addition to any references to your fee schedule, please include a list of the crypto assets that you accept as fees for services as of that period, and, in your response, please provide a list of the crypto assets that you accept as fees for services.

Response:

The Company respectfully acknowledges the Staff’s comment, and intends to include the following disclosure in its Annual Report on Form 20-F:

“For trading securities on the Company’s ATS, fees are charged exclusively in US Dollars, and no crypto assets can be used as payment for these services. However, on the digital crypto platform, fees are paid in the same currency as the currency a customer receives from the trade itself. The crypto assets the Company accepts as a payment for fees depends on the crypto assets listed for trading on the platform which are as follows:

AAVE

AVAXC

BTC

CRV

ETH

FTM

LTC

UNI

USDC

ZEC”

Information on the Company

History and Development of the Company

Subsidiaries, page 47

6.	In future filings, please disclose all of the crypto assets supported for trading on the INXD platform and revise your disclosure so that the lists of crypto assets disclosed on pages 47 and 55 are consistent with your disclosure on page F-11. In your response, please provide a list of the crypto assets you currently support for trading on the INXD platform.

Response:

In response to the Staff’s comment, we will ensure that the disclosure of digital assets offered by the Company is consistent within the Form 20-F and the attached consolidated financial statement disclosures. The Company respectfully advises the Staff that it intends to include the following table of all the crypto assets that the Company currently offers on its platform, in its Annual Report on Form 20-F.

As of October 1, 2023, the following crypto assets are supported for trading on the INX Digital platform:

AAVE

AVAXC

BTC

CRV

ETH

FTM

LTC

UNI

USDC

ZEC

INX Trading Solutions, also known as INX.One, a Single Regulated Ecosystem for Trading

Blockchain Assets, page 55

7.	We note your disclosure on page 55 that you have established transaction fees as a percentage of the trade price of each trade executed on INX.One and that such fees must be paid in the currency or crypto currency that is received by the customer for the purchase or sale associated with the transaction fee. In future filings, please disclose how you determine the trade price in USD and the value of the crypto currency charged as fees.

Response:

The Company respectfully advises the Staff that it intends to include the following revised disclosure in its Annual Report on Form 20-F:

“Transaction Fee Transparency. We have established transaction fees as a percentage of digital assets received by the buyer and a percentage of consideration paid by the seller in each trade, which could be denominated in fiat or in a digital asset. For trades in digital assets on INX.One, transaction fees are charged by deducting the fee amount from the asset that is received by the buying and selling customer in a trade. For trades in security tokens on INX.One, the trading fee is deducted from the buyer and the seller in US Dollars as a percentage of the trade value in US Dollars. The transaction fees of our trading platforms are published and updated from time to time on our website available at https://www.inx.co/.”

We respectfully refer the Staff to the following examples of both types of transactions:

For crypto currencies:

Person A sells 1 bitcoin to person B for $25,000 (assume the trading fee is 0.5% for both person A and B).

Person A receives $25,000 in the trade and needs to pay 0.5% of $25,000 as fee to INX (0.005*25000=$125 fee).

Person B receives 1 bitcoin in the trade and needs to pay 0.5% of 1 BTC as fee to INX (0.005*1=0.005 BTC fee).

For securities:

Person A sells 1000 INX tokens to person B for $700 (assume the trading fee is 0.5% for both person A and B).

When the order is inserted, the Company is instructed by the buyer to deduct (person B in this example) the trade value amount, plus the fee. In such a case, the Company will deduct from the buyer’s balance $700 + 0.5%*700 = $703.5 (i.e., the buyer’s fee is $3.5).

After the match, the buyer (person B) will receive 1000 INX tokens, and the Company will keep $3.5 out of the $703.5 (i.e., the buyer paid the fee).

The seller (person A) will receive $700, less the fee. The Company is instructed by the seller to deduct the seller’s fee (0.5%*700 = $3.5) from the trade value of $700, and the Company will receive another $3.5 in fees from the seller.

8.	We note your disclosure that on the INXS platform, the security tokens are listed in foreign jurisdictions that you believe you have the right to operate in. In future filings, please identify the services you offer in each jurisdiction, including the services offered on the INXD platform.

Response:

The Company respectfully advises the Staff that it intends to include the following revised disclosure in its Annual Report on Form 20-F:

INX Digital trading platform, operates within the US, however, users from other regions may independently access our platform and engage in trading activities involving securities or cryptocurrencies, subject to compliance with the Company's policies and procedures.

On the INXS platform, the security tokens are available for trading in all 50 U.S. states, as well as in two U.S. territories and other foreign jurisdictions that we believe we have the right to operate in. For certain of our security tokens listed on our INXS platform, in addition to trading services, the Company also offers broker-dealer of record services for certain primary offerings in compliance with local laws.

Technology and Product Development, page 56

9.	We note your disclosure that that “[t]he trading platforms to be operated by each entity will support “straight through processing” of orders received from customers.” In future filings, please clarify how INXD and INXS support “straight through processing” and whether this is supported currently or something that is expected to be implemented in the future.

Response:

The Company respectfully clarifies its disclosure in its Annual Report on Form 20-F:

The Company utilizes “straight-through processing” for efficiently managing customer orders and subsequent trades, on both INXD and INXS. This approach entails the automatic recording of orders and trade outcomes within internal databases, seamlessly updating customer accounts without any manual involvement. While both entities maintain a dedicated staff to oversee trading activities and provide customer support as necessary, the initiation and execution of orders are fully automated”.

10.	It appears that you operate the INXS platform and the INXD platform as two separate platforms. In future filings, please clarify how INX.One relates to the INXS and INXD platforms in regards as to whether it is an interface or dashboard that allows users to access the INXS and the INXD platforms or whether INX.One is a separate platform.

Response:

The Company respectfully clarifies its disclosure in its Annual Report on Form 20-F:

“INX.One is not a separate platform but rather a solution designed to provide users with access to INX Digital and INXS platforms, creating a unified customer experience for trading both security tokens and digital assets. After successfully completing the distinguish onboarding processes and receiving the relevant platform’s approval, customers gain entry to either INX Digital and/or INXS platforms through the INX.ONE hub, which integrates both security and crypto-asset trading on a single application.”

11.	We note your disclosure on page 86 that INX token holders have the right to use the “INX Token to pay transaction fees on the INX.One Trading Platform.” In future filings, please clarify what you mean by this statement as disclosure elsewhere in the filing suggests that holders merely receive “discounts” on such fees for holding INX tokens.

Response:

The Company respectfully advises the Staff that it intends to include the following revised disclosure in its Annual Report on Form 20-F:

“Although the INX token holders have the right to use the INX Token to pay transaction fees on the INX.One Trading Platform, this functionality is not currently available.”

Custody of Client Assets on the INXD trading platform, page 58

12.	In future filings, please revise to tell us the policy for determining whether a customer’s assets are held in BitGo’s hot wallet or in cold storage. In this regard, we note that the disclosure on page 58 appears to describe the policy related to whether your assets are transferred from cold storage to your hot wallet.

Response:

The Company respectfully advises the Staff that it intends to include the following revised disclosure in its Annual Report on Form 20-F:

“The Company currently utilizes BitGo’s hot wallet multi-signature solution. However, we have strategic plans to transition to a cold storage solution utilizing BitGo Trust Company, Inc., which will serve as a qualified custodian for safeguarding the majority of our cryptocurrency assets once they reach a substantial level. Cold storage offers superior asset protection through a combination of robust policies and stringent physical security measures. Up to this point, our operations have exclusively relied on the hot wallet solution.”

Business Overview

INXS Trading Platform, page 59

13.	We note your disclosure here that, “[t]he INXS Trading Platform manages to complete transactions without the need to custody the clients’ tokens nor funds and still provides full confidence to the seller and the buyer that the trade will be completed based on their firm orders.” In future filings, please revise this section by providing an overview of the settlement process for trades executed on the INXS platform.

Response:

The Company respectfully advises the Staff that it intends to include the following disclosure in its Annual Report on Form 20-F:

“INX Securities does not provide custodial services for the funds traded on the Platform. INX Securities does not guarantee or otherwise have responsibility for settling the trades and does not, at any time, exercise any level of control over the cash being used to make the purchase. The user establishes a bank account in their name at Evolve Bank and Trust (“Evolve”), a licensed money service business and FDIC-insured bank which provides custodial services with respect to platform users’ funds for US Dollars. The user consents to instruct Evolve Bank to transfer funds to and from the user’s bank account to effectuate settlement of a trade. As needed for trade funds settlement, banking instructions of the user are conveyed via API calls transmitted via the platform to Evolve.

When a user desires to buy a security token, these banking instructions direct Evolve to move funds out of the user’s account to pay net sale proceeds to the seller’s account and to pay commissions and fees to INX Securities’ account. Pursuant to the Digital Trading Agreement, entry of a Bid order on the Platform explicitly constitutes the user’s direct and complete instruction to Evolve to, upon match, distribute net transaction proceeds from the Buyer’s trading account to the matched seller’s trading account and distribute commissions and fees from the Buyer’s trading account to INX Securities’ Evolve account and authorizes INX Securities to transmit this instruction, upon match, to the subject security’s digital registrar.

When a user desires to sell a security token, the user will indicate the quantity of the security token that he/she wishes to offer and must indicate the desired ask price. INX Securities will electronically confirm with the digital registrar that the seller’s Digital Wallet indicates sufficient seller security holdings. The user consents to forward the user’s transfer instructions for the security being offered to the digital registrar via a Platform API call to the digital registrar’s smart contract on the Ethereum Network, to prepare for a potential transfer of the security in the event of an order match. Pursuant to the Digital Trading Agreement, entry of an Offer order on the Platform explicitly constitutes the user’s direct and complete instruction to the subject security’s digital registrar to, upon match, transfer the security to a matched buyer and authorizes the Company to transmit this instruction, upon match, to the subject security’s digital registrar. Once this has been verified, the digital security is allowed to be offered for sale on the Platform’s displayed order book.

The seller/buyer is obligated to sell/buy the digital security if there is a bid at the ask price, as determined by the matching engine, which operates on a price-time priority algorithm. These terms are described in the Digital Trading Agreement and are re-confirmed by both buyers and sellers each time a bid or offer is entered onto the Platform.

Once the platform receives confirmation that the digital registrar has changed the ownership name from the seller to the buyer, as represented by the digital registrar’s transfer of the security token from the seller’s Digital Wallet to the buyer’s Digital Wallet, INX Securities communicates the buyer’s funds distribution instructions via an API call to Evolve, as explicitly authorized by the buyer in the Digital Trading Agreement. These buyer instructions detail the net proceeds amount due to the seller and the amount of commissions and fees to be sent to INX Securities. Evolve then processes these transfers.”

Once the asset and funds transfers described above are completed, the settlement process and trade are deemed complete.

Operating and Financial Review Prospects

A. Operating Results

Comparison of operating results for the year ended December 31, 2022, and 2021, page 79

14.	Although we note the metrics information added on pages 75 and 76 in response to comment 11 of our April 13, 2023, letter, we note no discussion of your changes in revenues period over period or linkage to changes in your key metrics. Please provide us proposed revised disclosure to be added in future Forms 20-F that discusses the changes in revenues with linkage to your underlying metrics and the causes for the changes in both the metrics and your revenue recognized.

Response:

The Company respectfully advises the Staff that it intends to include the following revised disclosure in its Annual Report on Form 20-F with regards to changes in revenue in relation to the underlying key metrics:

“Trading and Brokerage Fee Revenue

The main source of our revenue includes brokerage fees earned by facilitating foreign currency exchange (“FX”) transactions for banks and financial institutions, as well as trading and transaction fees earned from providing digital assets and security tokens trading platforms to our customers.

Brokerage fees related to our FX business represent a significant portion of total revenues for both years ended December 31, 2021, and 2022 and are based on the notional amounts traded. During the years ended December 31, 2022, and 2021, our subsidiary ILSB earned brokerage fees of $3.6 million in 2022 compared to $2.3 million in 2021. The year-over-year increase is primarily related to the fact that the 2021 revenue is for the period from June 9, 2021, the date of the acquisition of our FX business by the Company, to December 31, 2021, while the 2022 revenue is for the whole calendar year.

Trading and transaction fees on security tokens and digital assets represent our second main source of revenue. Trading fees are based on the amount traded by our customers. Transaction fees are either fixed or are based on the amount of the transaction. The Company evaluates the digital assets business as a whole and uses total trading volume on the platform to measure performance. During the years ended December 31, 2022, and 2021, our subsidiaries INX Digital and INX Securities, earned total trading and transaction fees of $652,000 and $266,000, respectively, while the total notional amount traded on the platform was $66.7 million and $58.7 million, respectively. The blended per transaction fee amount for 2022 increased compared to 2021 mainly due to the launch of primary issuances for security tokens during the year as well as the increase in the trading volume in digital assets.”

Consolidated Statements of Comprehensive Income (Loss), page F-5

15.	Please tell us why it is appropriate to deduct the cost of digital assets in deriving both your “net gain (loss) on digital assets” and “revenue, net” subtotals. Reference for us the authoritative literature you rely upon to support your presentation and specifically tell us your consideration of the guidance in IAS 1.32.

Response:

The consolidated statement of comprehensive income (loss) for the year ended December 31, 2022, presents sales of digital assets and the cost of digital assets on gross basis, which in aggregate represents total realized gain or loss on sales of digital assets. The change in revaluation on digital assets represents the appreciation or depreciation in value of inventory held at the end of the reporting period. This activity is related to INX Solutions Limited.

The Company’s digital assets are purchased in active markets with the intent to resell in the near future and to generate a profit from fluctuations in price. The Company views this trading activity as similar to activities of commodity broker-traders referred to in IAS 2.5, who buy or sell commodities for others or on their own account. As a result, the Company determined that holdings of digital assets should be accounted for under IAS 2, Inventories and that it meets the definition of a commodity broker-trader. Under IAS 2, digital assets are measured at fair value less cost to sell, with changes in fair value recognized in profit or loss.

The Company notes that there is no specific requirement under IAS 1 that the labelling given to a sub-total must comply with the definition of ‘Revenue’ under IFRS 15. Under IAS 1.85, an entity shall present additional line items (including by disaggregating the line items listed in paragraph IAS 1.82), headings and subtotals in the statement(s) presenting profit or loss and other comprehensive income when such presentation is relevant to an understanding of the entity’s financial performance. According to IAS 1.85A, when an entity presents subtotals in accordance with paragraph IAS 1.85, those subtotals shall: (a) be comprised of line items made up of amounts recognised and measured in accordance with IFRS; (b) be presented and labelled in a manner that makes the line items that constitute the subtotal clear and understandable; (c) be consistent from period to period, in accordance with paragraph IAS 1.45; and (d) not be displayed with more prominence than the subtotals and totals required in IFRS for the statement(s) presenting profit or loss and other comprehensive income. The Company’s presentation referenced above meets the standard IFRS criteria above.

In addition, IAS 1.35 states that:

“In addition, an entity presents on a net basis gains and losses arising from a group of similar transactions, for example, foreign exchange gains and losses or gains and losses arising on financial instruments held for trading. However, an entity presents such gains and losses separately if they are material.”

Although presentation of revenues as gross or net is in the scope of IFRS 15, one may use this guidance as a basis to support presenting revenues on net basis in case of broker-trader especially due to the fact that broker of crypto assets act in similar way to broker trader of financial instruments which present the results on net basis.

Further, the Company considered the accounting and reporting guidance for brokers and dealers under US GAAP. According to FASB 940-320-45-5 trading gains and losses (also referred to as principal transactions in the industry practice), which comprise of both realized and unrealized gains and losses, shall be presented net.

As the Company’s financial statements are published in the United States, and in the absence of specific guidance in IFRS as to the presentation in the income statement of trading gains and losses for brokers-traders, the Company has concluded that the guidance in US GAAP for regulated brokers and dealers is the appropriate policy to apply. This presentation meets the criteria in IAS 8.10, as explained below.

The net presentation results in information that is relevant to the economic decision-making needs of users, as this is the required presentation for regulated broker-dealers in the United States. The information is reliable as the net presentation (i) represents faithfully the financial performance of the digital asset trading activity, (ii) reflects the economic substance of the digital asset trading activity, (iii) is neutral (free from bias), (iv) prudent and (v) is complete in all material respects, since this presentation is consistent with broker-dealer trading activities in the United States.

Considering the above, the Company believes that the presentation of the revenue components in the consolidated statement of comprehensive income (loss) meets the IFRS standards. However, in response to the Staff’s comment, the Company will review and reassess the presentation of the “Revenue, net” subtotal to “Total Income, net” on the interim consolidated statement of comprehensive income as of September 30, 2023.

Consolidated Statements of Cash Flows, page F-8

16.	Please tell us why it is appropriate to classify proceeds from the issuance of INX Tokens in 2021 in both investing and financing activities. Reference for us the authoritative literature you rely upon to support your presentation and specifically tell us how you differentiated which cash flows are included in each category.

Response:

During the year ended December 31, 2021, the Company received total proceeds from issuance of INX Tokens of $81,340,000. The amount received in US Dollars of $31,852,000 is presented in financing activities, consistent with IAS 7.17(c), Statement of Cash Flows, as the INX Tokens issued are accounted for as a financial liability. In addition to receiving US Dollars for INX Tokens, the Company also received USDC stable coins and Ether (ETH). The amount received in the form of digital assets (ETH and USDC) of $49,488,000 is presented as a non-cash activity in the consolidated statement of cash flows, consistent with IAS 7.43. These digital assets received were accounted for as an investment in intangible assets. Subsequently to receiving ETH and USDC, during 2021, the Company sold these digital assets and received $48,243,000 proceeds from the sale, which are recognized as part of investing activities consistent with IAS 7.16(b).

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies

h. Digital assets, page F-18

17.	We acknowledge your response to comment 9 of our April 13, 2023, letter. Please address the following and reference, where appropriate, the authoritative literature you rely upon to support your position:

●	Tell us why you indicate in your response that you revised the policy disclosure in your 2022 Form 20-F to indicate that the fair value of your digital assets is based on quoted price in the principal market when your disclosure at the bottom of page F-18 indicates “quoted prices at the active markets.”

Response:

As indicated in our response to the Commission dated May 12, 2023, the Company has reassessed the related footnote as to the basis used to determine the fair value for digital assets. As the Company’s response was finalized on May 12, 2023 and after the filing of the Form 20-F (Form 20-F was filed on April 30, 2023), the response should have stated that the wording in the interim consolidated financial statements as of March 31, 2023 (approved by the board of directors for issuance on May 12, 2023) rather than the 2022 Form 20-F, has been revised to state that the fair value of digital assets is based on quoted prices in the principal market as of 12:00 AM UTC.

Note 5 to the interim consolidated financial statements as of March 31, 2023, states:

All digital assets are classified as Level 2 in the fair value hierarchy, based on quoted prices in the principal market at 12:00 UTC.

●	Tell us why you disclose in Note 7 that the fair value of all your digital asset holdings are classified as Level 2 in the fair value hierarchy and not Level 1 if the fair values are derived from active markets.

Response:

Note 7 to consolidated financial statements as of December 31, 2022, classifies digital assets as a Level 2 in the fair value hierarchy. Under IFRS 13.76, Fair Value Measurement, Level 1 inputs reflect quoted prices (unadjusted) for identical assets in active markets to which the entity can access at the measurement date, whereas Level 2 includes inputs that are not directly observable but are corroborated by observable market data.

Although the Company assumes that US Dollars would be received when digital assets are sold, certain digital assets held by the Company may be liquidated into stable coins such as USDC (not considered legal tender) and not US Dollars. Accordingly, under such cases, the fair value of these digital assets in USD would be derived from the quoted market price in USD of the stable coins. Markets for digital assets are not regulated similar to national exchanges and the redemptions mechanism for stable coins vary and can be subject to restrictions. After assessing these factors, the Company takes the position to classify digital assets owned as Level 2 in the fair value hierarchy.

●	Tell us whether the quoted price in active markets for any of your digital asset holdings at December 31, 2022 were adjusted in any manner. If so, tell us the name(s) of those digital assets and how/why you adjusted the quoted price.

Response:

The quoted prices for digital assets were not adjusted. The quoted prices of digital assets utilized by the Company as of December 31, 2022, were based on quoted prices in the principal market as of the reporting date. When compared to Coinmarketcap.com, no significant differences existed as of December 31, 2022, therefore, mainly for operational reasons, prices from Coinmarketcap.com were used for the valuation of digital assets, even though the principal market is used as the authoritative source to determine the fair value.

●	For each of your top five digital asset holdings at December 31, 2022, tell us:

o	The principal market of each holding;
o	How you determined that market to be the principal market;
o	The amount of digital assets held;
o	The quoted price at December 31, 2022 on the principal market; and
o	The quoted price at December 31, 2022 on Coinmarketcap.com.

The Company has determined that Coinbase is the principal market for all digital assets owned by the Company as of December 31, 2022. Coinbase represents one of the largest US markets for digital assets with significant market share with regards to volume traded and liquidity for the relevant digital assets that the Company holds, which were the main attributes used to select it as the principal market.

The following table summarizes requested information for the top five digital asset holdings as of December 31, 2022:

	Quantity	Quoted Price per Coinmarketcap.com	Quoted Price per Coinbase
USDT	683,002.22	$1.00	$1.00
BTC	32.96	$16,547.50	$16,599.98
ETH	420.50	$1,196.77	$1,199.19
USDC	470,103.90	$1.00	$1.00
LTC	1,604.92	$67.99	$67.91

18.	As you classify all digital assets held at December 31, 2022 as commodity broker-trader inventory, please confirm that all digital assets were held at INX Solutions Limited, otherwise tell us where else you hold digital assets and why classification as commodity broker-trader inventory for those entities is appropriate. In this regard, it appears from your response to comment 10 that INX Digital, Inc. does not trade or provide liquidity on the INX Digital platform and that INX Securities LLC does not trade or provide liquidity on the INX.One platform and that only INX Solutions Limited trades on your behalf.

Response: In response to the Staff’s comment, the Company respectfully notes the following:

As of December 31, 2022, a significant portion of digital assets was held by INX Solutions Limited with the remaining amount being held by INX Digital Inc. INX Securities does not hold any digital assets. INX Digital Inc. and INX Securities LLC do not provide liquidity on the INX.One trading platform.

Applicable Accounting Treatment

In June 2019, the IFRS Interpretations Committee (“IFRS IC”) published its agenda decision on ‘Holdings of Cryptocurrencies’. The IFRS IC concluded that IAS 2, ‘Inventories’, applies to cryptocurrencies when they are held for sale in the ordinary course of business. If IAS 2 is not applicable, an entity applies IAS 38, ‘Intangible Assets’, to holdings of cryptocurrencies.

The IFRS IC observed that a holding of cryptocurrency meets the definition of an intangible asset in IAS 38 on the grounds that (a) it is capable of being separated from the holder and sold or transferred individually; and (b) it does not give the holder a right to a fixed or determinable number of units of currency.

The IFRS IC also observed that an entity may act as a broker-trader of cryptocurrencies. In that circumstance, an entity considers the guidance in paragraph 3(b) of IAS 2 for commodity broker-traders who measure their inventories at fair value less costs to sell. Paragraph 5 of IAS 2 states that broker-traders are those who buy or sell commodities for others or on their own account. The inventories referred to in paragraph 3(b) are principally acquired with the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin.

Digital Assets Characterized as Inventory

As of December 31, 2022, all digital assets owned by the Company were held in the ordinary course of business by two wholly owned subsidiaries, INX Solutions Limited (“INX Solutions”) and INX Digital, Inc. (INX Digital).

INX Solutions provides liquidity and related risk management services to the trading platform operated by INX Digital.

Digital assets owned by INX Solutions are held at an outside trading venue or are deposited with INX Digital. Assets deposited at INX Digital are used to provide liquidity on the Company’s trading platform and to settle trades, whereas digital assets held at the outside trading venue are used to facilitate risk management and hedging activity.

INX Digital is registered as a money transmitter and operates a trading platform for digital assets as part of INX.One platform, previously marketed as INX Digital Trading Platform.

Digital assets held by INX Digital include cryptocurrencies deducted as trading fees from customers, which in turn either serve as inventory utilized in the course of business or are sold. Digital assets owned by INX Digital may be provided as inventory to outside market makers, which allows them to use this inventory of assets to post resting bid and offer orders in the market and settle trades with customers. They also may be used to facilitate incentive credits for marketing purposes. Generally, INX Digital does not maintain a significant inventory of digital assets.

As such, INX Digital and INX Solutions hold digital assets in the ordinary course of business, with the intent to use them in the near future.

Accordingly, the Company has concluded that the digital assets held as of December 31, 2022 were held for the broker-trader activities of the Company, and therefore, these assets should be classified as inventory, pursuant to the IFRIC IC agenda decision.

i. Revenue recognition, page F-19

19.	We acknowledge your response to comment 10 of our April 13, 2023, letter. Please address the following and reference, where appropriate, the authoritative literature you rely upon to support your position:

●	We note that your response does not address transactions on your INX.One/INX Securities platform. Confirm that this is because you believe you do not control the underlying digital assets as they are maintained in customer MetaMask wallets, otherwise tell us why your response does not address transactions on this platform.

Response:

The Company did not intend to omit transactions on INX.One related to security token transactions, and only focused on “crypto” transactions as described in question 10 by the Staff. The Company confirms that it does not control the underlying security token assets related to transactions under the INX Securities, these digital assets are held in self-custody Metamask wallets by each customer.

Further, addressing question 10 to Staff’s April 13, 2023, letter, related to transactions in security tokens offered by INX Securities, the following includes the description of limit orders that are available for customers of INX Securities:

Limit order – the sell order is executed at the Limit bid price specified by the customer or higher available in the order book. The order is executed at the time when Limit price or higher bid price is available in the order book. The sale is not guaranteed, and the order may be pending for execution until the specified Limit price is available. The order can be cancelled by the customer at any time. Upon the execution of the order, the quantity of the asset sold is automatically deducted by the trading system from the seller’s account and the amount of consideration received is added in the currency specified within the order based on the execution price.

Although limit orders may remain open pending execution until such time that the limit Price or the Trigger Price reaches the specified level (set by a customer), immediately after the sale order is executed, the quantity of the sold asset is automatically deducted from the account balance of the seller and added to the account balance of the buyer, and the consideration received is simultaneously added to the account balance of the seller and deducted from the account balance of the buyer. This process is automatically triggered upon execution and there is no delay in reflecting the executed trade in each customer account. Buy and sell transactions are registered within the internal Company’s system, upon execution of the trade, security tokens are transferred on blockchain between self-custodied and registered with INX wallet addresses of customers and US Dollars is transferred between individual bank accounts of the buyer and the seller specifically designated for trading of security tokens on INX.One.

●	You identify your contractual performance obligation as the provision of a matching service for customers buying and selling digital assets. Tell us how your customers are aware that you provide a matching service and how your identified performance obligation is distinct in the context of the contract as required by IFRS 15.27(b). In this regard we could not readily identify the matching concept in the INX Digital User Agreement provided in your February 21, 2023, response to prior comment 33 of our December 21, 2022 letter or on your website. In fact, from Section 1 of your INX Digital User Agreement you indicate that through your digital currency conversion services a customer “can arrange for the purchase and sale of Digital Currencies in transactions with affiliates of INX Digital and other users,” appearing to indicate that the promise in your contract is not a matching service but instead trading on your platform.

Response:

At the time a customer opens an account with INX Digital Inc., it is required to consent to a customer trading agreement as specified below:

INX Digital Inc. – Digital User Agreement https://www.inx.co/uncategorized/inx-digital-user-agreement/

Identification of the performance obligations

Performance obligations are the services promised in the abovementioned INX Digital account agreements with customers. The Company assessed service obligations noted in the agreements with customers and determined that it has a single distinct performance obligation in accordance with IFRS 15.22-30.

The Company’s distinct single performance obligation is to give customers the ability to buy or sell digital assets by providing them with a trading platform where buy or sell orders submitted by customers are matched and executed on the platform. In other words, to match and fulfill buy orders with selling orders posted by users on the trading platform and vice versa.

Section 4a of the Customer Digital User Agreement states: “We and the INX Custodial Partners will make best efforts to fulfill all orders, but in the circumstance where INX Digital cannot find a counterparty to fulfill your order, we will notify you and seek your approval to fulfill the order at a clearing price which will be disclosed to you prior to confirming such transaction.” Also, Section 4b of the Customer Digital User Agreement states: “We and the INX Custodial Partners will make best efforts to fulfill all transactions, but in the circumstance where INX Digital cannot find a counterparty to fulfill your sell order, we will notify you and seek your approval to fulfill the sell order at a clearing price which will be disclosed to you prior to confirming such transaction.”

Notwithstanding the above, we wish to clarify the that Section 1 of the INX Digital user agreement which states that the customer can “arrange for the purchase and sale of Digital Currencies in transactions with affiliates of INX Digital and other users” should be read in the context such that the users of the platform can insert their desired purchases or sale orders of digital currencies. Such customer’s orders to buy or sell digital assets are added to the single order book provided by INX Digital and are then matched within the matching engine with offsetting orders posted by other users based on price and timestamp priority. INX Solutions, affiliated with INX Digital, is one of such users on the platform.

The Company views the term of the contract as commencing for each transaction when the customer confirms a purchase or sell order and as ending when the order is executed and processed, because at that time all criteria required under IFRS 15.9 are met. This performance obligation is satisfied when the customer’s buy/sell order is executed and processed by the Company.

Section 3c of the Customer Digital User Agreement states: “INX Digital will charge a transaction fee for transactions that are successfully executed.” At that time, the digital services were provided by the Company and the Company’s promise to provide service to the customer is separately identifiable from other promises in the contract, therefore the promise to transfer the service is distinct within the context of the contract.

In the context of the Customer Digital User Agreement, access to the hosted digital currency wallets and US Dollar accounts noted in Section 1 are an integral and necessary part of providing the service that the customer is requesting and therefore are not distinct performance obligations.

●	Regarding your principal versus agent conclusion in your response, tell us:

o	what affiliates of INX Digital (including whether any other affiliated entity other than INX Solutions Limited) trade on the INX Digital platform and how any such trades impact your conclusion that you do not control the digital assets being traded on the platform for those individual trades;

Response:

The Company respectfully notes that the only affiliated entity that provides liquidity or otherwise trades on INX Digital trading platform is INX Solutions Limited.

Judgment is required in determining whether the Company is a principal or an agent in transactions between customers. The Company evaluates the presentation of revenue on a gross or net basis based on whether it controls the cryptocurrency provided before it is transferred to the customer (gross) or whether it acts as an agent by fulfilling its performance obligation by matching a trade and arranging for other customers on the platform to provide the cryptocurrency to the customer (net).

INX Solutions commenced operations during the second quarter of 2022; it is wholly owned by INX Limited (common ownership with INX Digital) and provides liquidity and risk management services to INX Digital. Similar to other customers of INX Digital, INX Solutions has deposited US Dollars and digital assets with INX Digital for the purpose of providing liquidity in select digital assets (non-security tokens) on the trading platform, INX.One. In this capacity, INX Solutions posts orders, and buys and sells digital assets on the trading platform. INX Solutions has a settlement obligation to pay for the asset purchase or give up control of the asset sold at the time of the order execution.

INX Digital engages one independent liquidity provider on INX.One, which provides most of the liquidity in digital assets on the trading platform. The main objective of INX Solutions is to provide backup liquidity in the order book where such liquidity is not provided by the main market maker, or it does not naturally exist as a result of customer orders. INX Solutions strategies are not designed to seek execution of every order coming onto the trading platform from outside customers. Even though INX Solutions is an affiliate of INX Digital, it connects to INX.One via API available to any customer, is treated the same way as any other customer on the trading platform in every respect, and does not have any control, visibility or impact on how orders are executed by the matching engine managed by INX Digital. The matching engine logic is a restricted system designed to treat all orders in the same manner, with priority for execution based on price and timestamp.

INX Solutions runs mainly arbitrage strategies and submits resting orders for execution onto INX.One based on quoted prices on an outside trading venue with the main objective to provide backup liquidity where the natural liquidity is not present in the orderbook. INX Solutions does not have visibility of the customer order flow prior to such trades being submitted for execution by customers and does not know which customers are the other side of the trade. INX Solutions is also subject to the same requirements as any other customer on the platform, for example, it is required to deposit funds on the trading platform before being able to execute a trade and its trading is restricted to the extent of funds held on the platform.

To determine the nature of the service that INX Solutions provides (agent vs. principal), the Company considered the IFRS 15.B34-38 guidance. Based on the Company’s assessment, INX Solutions acts as a principal with regards to the trading activity it conducts and does have control of the assets under IFRS 15. Accordingly, revenue earned by INX Solutions from buying and selling digital assets is recognized on a gross basis.

However, we do not conclude that such control extends to INX Digital by the virtue of INX Solutions being an affiliated entity. INX Digital’s legal obligation is limited to matching a buyer and a seller and acting in an agent capacity. INX Digital does not stand as a principal between the buyer and the seller in the transaction. Its matching engine is designed, as an automated process, to match offsetting and available orders in the orderbook.

We considered indicators of control under the guidance in IFRS 15.B37 in the context of INX Solutions and based on the assessment, concluded that INX Digital does not have control of the assets. The processes and systems of INX Solutions and INX Digital are separate and independent of each other. INX Solutions connects to INX.One just as any outside customer and is subject to the same requirements on the platform. INX Digital does not control the cryptocurrency being provided by INX Solutions before it is provided to the opposing side of the trade. There is no transfer of the actual asset when a trade occurs as all customer assets are held in an omnibus account (the trade is recorded on the internal ledger in each customer account reflecting the quantity sold or purchased). INX Digital does not have market risk with regard to the digital assets of its customers, including INX Solutions, and is not responsible for holding inventory or settling the trade on behalf of INX Solutions. INX Digital also does not set the price for the cryptocurrency as the price is the market price established electronically via orders submitted by buyers and sellers independent of INX Digital at various desired prices on the platform, this includes INX Solutions, which sends orders on INX.One based on quoted prices at an outside trading venue consistent with its trading strategy.

Finally, in our accounting analysis of agent versus principal, the issue of company-provided liquidity support does not affect the conclusion. IFRS 15B.34-38 does not list liquidity support as one of the indicators of control. The issue that needs to be addressed is what is the nature of INX Digital’s obligation. As described above, the obligation is to provide a matching service and not to provide the designated currency itself.

o	how you do not control the digital assets being transferred as described in IFRS 15.B35A(a) and B36 (and therefore are not the principal) when you disclose in policy 2m on page F-21 that you record the customer funds on your balance sheet because you have control over those assets;

Response: The Company acknowledges that the disclosure in Note 2m on page F-21 should be revised to indicate that the presentation on the balance sheet is in accordance with SAB 121.

o	how you do not have inventory risk as described in IFRS 15.B37(b) if you have recorded the customer funds and related liability on your balance sheet;

Response: The Company wishes to clarify that the presentation on the balance sheet is in accordance with SAB 121.

o	why you indicate on page 5 of your response that you record customer funds and a corresponding safeguarding liability under SAB 121 when you previously indicated in the penultimate paragraph on page 62 of your February 21, 2023, response to prior comment 34 that you recorded these assets under IFRS guidance because you controlled them; and

Response:

In response to the Staff’s comment, the Company has reassessed the treatment of customer funds under the IFRS standards relative to the presentation in the consolidated balance sheet. With regards to INX Digital, the Company safeguards crypto assets for customers in digital wallets and portions of cryptographic keys necessary to access crypto assets on the trading platform. The Company safeguards these assets and/or keys from loss, theft, or other misuse.

However, in the context of the IFRS standard required to demonstrate ‘control’ over such assets, as described above as well as in the Company’s response related to the question on Principal vs. Agent dated May 12, 2023, the Company considered indicators of control under the guidance in IFRS 15.B37 and based on the assessment, concluded that INX Digital does not have control.

Consistent with such assessment, under the IFRS standards, customer assets and the related liability would not be presented on the consolidated balance sheet, however, because of the Company’s custodial obligation to safeguard customer assets, consistent with the SAB 121 guidance, the Company presents a liability on its balance sheet to reflect its obligation to safeguard the crypto-assets held for its platform users. The Company also recognizes an asset at the same time that it recognizes the safeguarding liability, measured at the fair value of the assets held for its customers.

o	why a trade being reflected off blockchain within one of your omnibus wallets is relevant in the control determination that your customer effectively controls its share of the assets in your omnibus wallet when you warn customers in Section 1 of your INX Digital User Agreement that the treatment of digital currencies in your hosted wallets upon your insolvency is uncertain.

Response:

In response to the Staff’s comment, the Company respectfully notes that while the Company safeguards customer assets held in omnibus digital wallets and portions of cryptographic keys necessary to access crypto assets on the trading platform, and includes risk disclosure regarding the uncertain treatment of digital assets in the event of INX Digital insolvency, after assessing all relevant indicators of control under the IFRS guidance as described in this response as well as in our response dated May 12, 2023 on page 4 under Principal vs. Agent section, we conclude that the standard of control is not met. Specifically in the context of a trade between customers, INX Digital does not control the digital asset provided by the seller before it is transferred to the buyer, which is one of the key indicators of control.

In that response, we also noted mainly for clarity purposes, that there is no transfer of the actual asset when a trade occurs as all customer assets are held in an omnibus account (the trade is recorded on the internal ledger in each customer account reflecting the quantity sold or purchased). INX Digital merely reflects such a transfer in the customer account balance upon trade execution.

Also, the Company respectfully emphasizes, as noted by the Staff, that Section 1 of the INX Digital User Agreement for trading cryptocurrencies explicitly warns customers about the potential uncertainty surrounding the treatment of digital currencies held in our hosted wallets in the event of insolvency. This risk disclosure stems from the lack of established legal precedents on how the courts might handle such assets, despite the implemented segregation policy, segregation acknowledgements from custodians and the implemented segregation process for customer funds held by the Company, consistent with the advice of legal counsel, intending to identify these assets as customer property and to make such assets bankruptcy remote in case of Company’s insolvency. This point is elaborated in detail in answer 9 of the Company’s response to the Staff’s letter dated February 21, 2023 and referenced below:

“The Company utilizes an independent custodian to hold customers’ assets. However, because custodially held crypto assets may be considered to be the property of a bankruptcy estate, the crypto assets held in custody by BitGo Trust, on behalf of our customers could be treated as property of a bankruptcy estate in the event of the insolvency or bankruptcy of an INX entity and consequently our customers could be treated as general unsecured creditors in bankruptcy proceedings.

The Company places great importance on safeguarding customers’ crypto assets. For this reason, the Company took a proactive and protective approach toward customer funds by implementing a segregation requirement for customer assets. The Company expects to implement the segregation requirement during the first half of 2023, subject to custodian and banks’ cooperation. Pursuant to this segregation mechanism, the Company is in the process of modifying its services agreements with the custodian holding digital assets in specifically designated, and titled as such, custodial accounts on a segregated basis for the sole benefit of the Company’s customers. Under such agreements, assets held in segregated accounts are intended to be recognized as customer property and in the event that the Company becomes subject to either a voluntary or involuntary petition for relief under the U.S. Bankruptcy Code, under the segregation acknowledgement terms between the Company and the bank or the custodian, the Company believes that the bank or the custodian would have no obligation to release customer funds and digital assets held in the custodial accounts, except upon instructions of the trustee in bankruptcy or pursuant to a bankruptcy court order. Moreover, the segregation requirement prohibits the right of offset between customer and proprietary assets held by the bank or the custodian.

Accordingly, the Company believes that a court would not treat customers’ crypto assets as part of the Company’s general estate; however, due to the novelty of crypto assets, there can be no assurance that a bankruptcy court would not determine to include these customer assets as part of our bankruptcy estate in the event of our insolvency or bankruptcy.”

20.	Please address the following regarding the two paragraphs specifically related to your trading fees (the second and third to last in this policy note):

●	Tell us the intended difference between these two paragraphs. Explain whether they are both intended to relate to digital asset trading as only the second of these paragraphs refers to INX.One.

Response: In response to the Staff’s comment, the Company respectfully references the relevant note to the consolidated financial statements as of and for the year ended December 31, 2022, which states:

Trading fees revenue includes revenue from transaction and trading fees charged to customers utilizing the Company’s trading platform and are presented on a net basis. The Company’s service consists of a single performance obligation to provide a matching service when customers buy, sell, or convert digital assets. The Company does not control the digital asset being provided before it is transferred to the buyer, does not have inventory risk related to the digital asset, and is not responsible for the settlement of the digital asset. The Company also does not set the price for the digital asset as the price is a market rate established by users of the platform. As a result, the Company acts as an agent in facilitating the ability for a customer to purchase digital assets from another customer.

Trading fees charged on the INX.One trading platform are recognized as revenue when the Company’s obligation is satisfied, the promised services are transferred to the customer and the customer obtains control. Contracts with customers are usually open-ended and can be terminated by either party without a termination penalty. Therefore, contracts are defined at the transaction level and do not extend beyond the service already provided. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

We wish to clarify that both paragraphs above are related to trading fees charged on INX.One, relevant for trading activity of both digital assets and security tokens.

●	Clarify for us whether INX.One represents trading on both the INX Digital and INX Securities trading platforms as seems to be the case from disclosure on page 53, but we note disclosures on pages 74, F-10 and F-13 that appear to indicate that INX.One is the rebranded INX Securities platform and therefore only relates to that platform.

Response:

The INX.One trading platform relates to the trading of security tokens and digital assets. Although security tokens are identified separately from digital assets on the platform, INX.One serves as a unified, single portal for trading both, security tokens and digital assets, consistent with the assertion made on page 74: “The platform is intricately designed to offer a comprehensive suite of security tokens and digital assets, harmoniously uniting front-office trading functionalities, middle-office risk management, reporting functions, and streamlined operations and accounting processes.”

Additionally, we kindly refer to the disclosure in Note 1 on page F-10 to the consolidated financial statements states: “The Company and its subsidiaries are engaged in the operation and ongoing development of integrated and regulated solutions for trading of blockchain assets on a digital asset and security token trading platform, and providing other services and products related to the trading of blockchain assets. The INX.One trading platform is designed to help customers automate and coordinate front-office trading functions, middle-office risk management and reporting functions, as well as operations and accounting functions.”

In light of the Staff comment, commencing with the issuance of the interim consolidated financial statements as of September 30, 2023, we will ensure that relevant disclosures are clear as to the fact that the former INX Digital and INX Securities trading platforms were rebranded under INX.One.

●	Tell us whether the trading fees charged on INX.One cover services other than the single performance obligation identified in the first of these paragraphs. If so, tell us what those services are and provide a comprehensive accounting analysis supporting your revenue recognition policy for these services, referencing the authoritative literature supporting your policy. If not, tell us your consideration for disclosing your policy for your other services, like the listing services referenced on page 75, and in any regard provide us your comprehensive accounting analysis supporting your revenue recognition for these services.

Response: During Q2 of 2022, the Company launched primary offerings of security tokens on INX.One. Related to this activity, the Company recognized listing fee revenue, which, due to immateriality, is included in Trading and brokerage fees on the consolidated income statement for the year ended December 31, 2022. The Company evaluates the presentation of revenues related to listing fees and to the extent they are material would present them separately on the consolidated statement of income.

Following is the accounting analysis relevant to the revenue recognition policy for these services:

Listing fee revenue - contracts with customers

Revenue earned related to listing fees on INX.One trading platform is in the scope of IFRS 15, Revenue from Contracts with Customers. Revenue is recognized when goods or services are transferred to the customer, at the transaction price. The Company applies the principles of revenue recognition required by IFRS 15 by using the following five steps:

●	Identification of the contract with the customer;

●	Identification of performance obligations in the contract;

●	Determination of transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of the revenue when, or as, the Company satisfies a performance obligation.

At the time an issuer agrees to list its security token on INX.One, the issuer is required to sign a letter agreement, which identifies services to be provided by the Company (the “Letter Agreement”). The Letter Agreement identifies both parties’ rights and obligations and the economic substance, as well as the compensation to which the Company is entitled. Once executed, the Letter Agreement is legally binding.

Fees under the Letter Agreement include:

-	Due Diligence Fees - one-time fixed fee, and
-	Transaction Fees - variable fee based on proceeds raised by the issuer in the primary listing.

Contracts with issuers are open-ended and can be terminated by either party by a 30 days’ prior written notice without a termination penalty by both parties. The Letter Agreement expressly stipulates that following termination of the executed Letter Agreement, the Company is entitled to receive the Due Diligence Fees, and, subject to satisfactory completion of the due diligence and the listing of the offered security token on the trading platform, is entitled to receive Transaction Fees as noted in the agreement.

Identification of the contract with the customer

Appendix A to IFRS 15 defines a customer as a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.

The security token issuer obtains services related to the primary and secondary listing of security tokens on the INX.One trading platform, which is an output of the Company’s ordinary activities in exchange for consideration. Providing primary and secondary listing services for security tokens is an activity that constitutes part of the Company’s ongoing major operations. The Letter Agreement executed by INX Securities with the issuer grants the Company a right to charge fees for providing such services. Accordingly, the security token issuer is identified as the customer of the Company.

The Company refers to IFRS 15.9 to determine whether a contract exists.

An entity shall account for a contract with a customer that is within the scope of this Standard only when all of the following criteria are met:

(a) the parties to the contract have approved the contract (in writing, orally or in accordance with other customary business practices) and are committed to perform their respective obligations;

(b) the entity can identify each party’s rights regarding the goods or services to be transferred;

(c) the entity can identify the payment terms for the goods or services to be transferred;

(d) the contract has commercial substance (ie the risk, timing or amount of the entity’s future cash flows is expected to change as a result of the contract); and

(e) it is probable that the entity will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer. In evaluating whether collectability of an amount of consideration is probable, an entity shall consider only the customer’s ability and intention to pay that amount of consideration when it is due. The amount of consideration to which the entity will be entitled may be less than the price stated in the contract if the consideration is variable because the entity may offer the customer a price concession.

When the Letter Agreement is signed by the Company and the issuer, both parties approve the terms and conditions identified in the contract, acknowledge and agree to their respective rights, and commit to perform their respective obligations as defined within the contract terms. Payment terms and commercial substance are defined in the Letter Agreement and upon signing, both parties agree to them. Additionally, it is probable that the Company will collect the consideration to which it is entitled when it completes its performance obligation at the time of signing of the Letter Agreement, as the customer agreeing to the contract terms shows intent and the ability to make a payment for such services when due. Accordingly, the Company accounts for the contract when the Letter Agreement is executed by both parties.

Identification of the performance obligations

Performance obligations are the services promised in the above-mentioned Letter Agreements with issuers. The Company assessed service obligations noted in the agreements with issuers and determined that it has an obligation to perform two activities in order to fulfill the agreement.

Under the Letter Agreement, the Company’s two activities are (1) to complete due diligence with regard to the issuer and related primary offering of a security token, and (2) to provide services enabling individuals or institutions participating in the primary offering to view offering documents on INX.One, submit purchase orders and complete investment documentation with respect to the primary raise. The services would also include overseeing the whitelisting and onboarding of investors participating in the primary offering of the security token, and other necessary services.

The due diligence activity is a necessary procedure in order to accept the customer. However, the performance of the due diligence activity does not transfer any services to the customer. Therefore the due diligence activity is not a separate performance obligation. Accordingly, there is only one performance obligation within the context of the Letter Agreement, which relates to all of the activities provided by the Company in connection with the offering.

Determination of transaction price

As noted in IFRS 15.47, transaction price is the amount of the consideration the Company is entitled to receive in exchange for transferring goods or services to customers.

The consideration to which the Company is entitled for performing the Service is determined based on the executed Letter Agreement. It includes a one-time, fixed amount of the Due Diligence Fee.

The Letter Agreement also states the agreed upon percentage of proceeds raised by the issuer on the platform, which determines the consideration amount for the Transaction Fee. As the amount of this consideration depends on the outcome of the listing and there is uncertainty as to the success of the listing and the proceeds to be raised, this consideration is variable.

Under IFRS 15.56, an estimate of the amount of variable consideration is included in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. In assessing whether it is highly probable that there will be a significant reversal of the variable Transaction Fee, the Company considered the following factors described in IFRS 15.57:

(a) the amount of the consideration is highly susceptible to factors outside the entity’s influence.

(c) the entity’s experience with similar types of contracts has limited predictive value.

(e) the agreement has a broad range of possible consideration amounts.

Based on the above factors, the Company does not estimate the amount of variable consideration with regards to the Transaction Fee as the likelihood of the reversal is highly probable.

The Due Diligence and Transaction Fees are collected in US Dollars.

Allocation of the transaction price to the performance obligations in the contract

As there is only one performance obligation, no allocation is required.

Recognition of revenue when performance obligation is satisfied

In accordance with IFRS 15.31, fees are recognized as revenue when the promised services are transferred to the customer and the customer obtains control. IFRS 15.35 provides the criteria under which an entity transfers control over time and therefore recognizes revenue over time. The Listing transaction does not meet any of those criteria.

Accordingly, in accordance with IFRS 15.38, the Company recognizes revenue at the point in time when individuals and/or institutions participating in the primary offering are able to view offering documents on INX.One and are able to submit purchase orders and complete investment documentation with respect to the primary raise. At that time, the Company successfully completes the listing service and satisfies its performance obligation.

Note 22: Operating Segments

e. Revenue based on geographic locations, page F-49

21.	As you are a Gibraltar company, we presume that you disclose revenue from customers in Israel as a material country under IFRS 8.33(a). Please confirm our belief or otherwise tell us why you disclose revenue from Israeli customers. In addition, tell us your consideration of disclosing:

●	revenue from customers in Gibraltar and any other material countries by providing us your revenue from customers in Gibraltar and your top five countries in 2022 and 2021; and

●	the information on non-current assets required by IFRS 8.33(b) by telling us which assets qualify for this disclosure at December 31, 2022 and 2021 and telling us the amounts attributed to the top five countries at those dates.

Response: In response to Staff’s comment, the Company confirms that the revenue attributed to the State of Israel is material and therefore, consistent with IFRS 8.33(a) is disclosed separately. Such revenue is mainly related to the Company’s FX brokerage business.

Commencing with the issuance of the interim consolidated financial statements as of September 30, 2023, the Company will include revenue from Gibraltar in addition to revenue from any material country.

Listed below are revenues from our top five countries for 2022 and 2021:

	Year ended December 31
	2022	2021
Brokerage Segment:
State of Israel	$1,562,000		$911,000
United Kingdom	$1,083,000		$911,000
United States	$652,000		$248,000
France	$197,000		$154,000
Switzerland	$110,000		$54,000
Gibraltar	$0		$0
Other	$17,000	$

Digital Asset Segment:
United States	$170,000		$25,000
Japan	$162,000		$97,000
United Kingdom	$123,000		$6,000
State of Israel	$90,000		$90,000
British Virgin Island	$64,000	$
Gibraltar	$35,000		$0
Other	$8,000		$48,000

Presented below are non-current assets that qualify for disclosure under IFRS 8.33(b). They were mainly located in foreign countries, specifically in the State of Israel and the United States of America. Commencing with the issuance of the audited consolidated financial statements as of December 31, 2023, the Company will include such disclosure.

	2022
	Israel	US	Gibraltar	Total
Property, plant and equipment, net	$384,000	$-	$11,000	$395,000
Intangible assets, net	$2,045,000	$1,483,000	$-	$3,528,000
Goodwill	$1,273,000	$1,017,000	$-	$2,290,000
Rights-of-use-assets, net	$961,000	$348,000	$-	$1,309,000

	2021
	Israel	US	Gibraltar	Total
Property, plant and equipment, net	$136,000	$-	$24,000	$160,000
Intangible assets, net	$2,512,000	$1,882,000	$-	$4,394,000
Goodwill	$1,438,000	$1,017,000	$-	$2,455,000
Rights-of-use-assets, net	$394,000	$593,000	$-	$987,000
Digital assets	$-	$1,000,000	$-	$1,000,000

Current Report on Form 6-K filed August 15, 2023

Exhibit 99.1: Unaudited Condensed Consolidated Interim Financial Statements for the period ended June 30, 2023

Condensed Consolidated Interim Balance Sheets, page F-2

22.	Please tell us why it is appropriate to label your comparative December 31, 2022, balance sheet as audited when it is not accompanied by a complete set of financial statement and required footnotes or an audit report for the relevant period(s).

Response:

In response to the Staff’s comment, the Company will remove the “audited” label from future interim filings.

The Company appreciates the opportunity to respond to Staff’s comments.

Please contact me at 212.801.9221 if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ Mark S. Selinger
Shareholder